SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

Payment of the 3rd installment of interest on own capital

(Rio de Janeiro, April 25, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces to its shareholders that it will pay, on April 30 2008, the 3rd installment of the Interest on Own Equity to shareholders who owned ordinary or preferred shares on the base date of January 11 2008, pursuant to the Relevant Fact announced to the market on December 27 2007, and according to the following schedule:

Values in Reais
per ON or PN share

Interest on Own Equity	0.3000
Restatement at the SELIC Rate	0.0106

Total Gross Value	0.3106

Income tax will incur at a rate of 15% on the value of R$0.30 of interest on own capital, while it will incur at the rate of 22.5% on the value of R$0.0106, which corresponds to the update of the Selic rate in the period ranging from 12/31/2007 to 04/30/2008. The above-mentioned income tax withholding will not apply to immune or exempt shareholders.

This installment of the interest on own equity will be discounted from the final remuneration relative to the closing of the 2007 fiscal year.

1. INSTRUCTIONS REGARDING CREDIT

The payment will be made via the Banco do Brasil S.A., the institution that is the depositary of the book-entry shares.

Banco do Brasil S.A. account holders, or those who have accounts at other banks and inform this condition, will have their rights credited automatically on the payment date.

For shareholders whose reference file record does not show the “Bank/Branch/Current Account” data, rights will only be credited on the date such records are updated in the electronic files at the Banco do Brasil S.A., via its Branches.

This installment corresponding to the shares deposited at Stock Exchange Fungible Custodies will be credited to the respective Exchanges which, via the depositing BROKERAGE FIRMS, will be in charge of passing them on to the shareholders.

Shareholders who have bearer shares must appear at any branch of the Banco do Brasil S.A., with their Taxpayer’s ID, ID Card, proof of residence, and their certificates and the respective coupons at hand to have the shares converted to the book-entry form in order to receive the earnings. At that moment, they may inform their banking data so the earnings can be credited to their current accounts.

Payments for the American Depositary Receipts (ADRs) traded at the New York Stock Exchange (NYSE) will be made via JPMorgan Chase Bank, N.A., the depository bank for the ADRs. Payment data and other information may be obtained at www.adr.com .

2. CUSTOMER SERVICE LOCATIONS

More information is available via the BB Customer Service, at 4004-0001 (Capitals and metropolitan areas) and 0800-7290001 (other locations) or at any branch of the Banco do Brasil S.A.

3. FINAL OBSERVATIONS

Interest on Own Capital that remains unclaimed for a period of 3 (three) years, beginning on the payment date (04/30/2008), will prescribe and revert in favor of the company (Law 6404/76, art. 287, subparagraph II, item a).

Shareholders must be aware of the importance of keeping their reference file data updated, since proceed payment may only be made to those whose data are updated or to those who hold current accounts at any bank registered at the Banco do Brasil S.A. (the institution that administers Petrobras’ Book Entry Share System). To update your data, please go to any branch of the Banco do Brasil S.A. with your personal documents at hand.

Almir Guilherme Barbassa
CFO and Investor Relations Director

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.